Contact

www.linkedin.com/in/becca-gardner-a103872a (LinkedIn)

Top Skills

Business Analysis
Business Strategy
Financial Modeling

Languages

English (Native or Bilingual)
Spanish (Elementary)

Becca Gardner

Founder & CEO at ALT Distilling, INC.
Louisville, Kentucky, United States

Experience

ALT Distilling, INC.

Founder & CEO
May 2021 - Present (2 years 7 months)
Kentucky, United States

ALT Distilling (ALT) is an innovation company that makes really good beverages.

NKD LDY, INC.

Founder
October 2019 - May 2021 (1 year 8 months)
Kentucky, United States

The purpose of NKD LDY is to eliminate alcohol's monopoly on our drinking. My personal experience has been illuminating, not just of sobriety, but of the challenges that accompany determining, expressing, and remaining steadfast to the decisions which are best for us. I don't dream of a sober world, but I do dream of a world where people are empowered to make their own choices without unnecessary consequence or sacrifice. NKD LDY is about authenticity and choice, and right now, these are the types of things that are more important than ever. The world needs us - alert, engaged, empowered, and courageous.

When we first ventured down this path, our goal was to develop "distilled non-alcoholic" spirits. More specifically, to extract the ethanol from the spirits I used to enjoy. Over the course of this year, we have become disenchanted with our original benchmark because we came to appreciate that traditional distillation will never accomplish what we intended. We don't want to merely distill, but to produce non-alcoholic spirits that have the same complexity as their alcoholic counterparts. We have ventured into uncharted territory with organic, analytical and molecular chemistry as our guide. Through this process, we have evaluated the true scientific constraints that exist versus those we have permission to challenge or bend. In doing so, we looked beyond the world of beverage distillation to adjacent industries, as well as some you would never think had any application. We have determined that the solution does

exist (and we have delicious evidence), it just hadn't been pieced together (or no one had been crazy enough to spend this much time looking for it…)

Monitor Deloitte
Manager
August 2017 - June 2019 (1 year 11 months)
Greater New York City Area

Deloitte
Senior Consultant
October 2015 - August 2017 (1 year 11 months)

NYU Stern School of Business
MBA Candidate
August 2013 - May 2015 (1 year 10 months)

SYPartners
Strategy Intern
June 2014 - August 2014 (3 months)

+ Designed simulations and prototypes to guide the executive leadership team of a leading health plan through a redesign of the key touch-points in the customer experience
+ Partnered with a leading US Retailer to define a set of strategic decisions and accountable teams to re-energize, inspire, and guide the go-forward strategy of the organization

Hospitality Quotient
Strategy Intern
December 2013 - February 2014 (3 months)

+ Conducted a culture and core competency evaluation, including interviews with senior leaders, focus groups, and field observation, to identify the personnel and resource needs of the growing organization
+ Completed an employee time allocation study to isolate opportunities for improved work efficiency through outsourcing, hiring, and modifications to existing roles and responsibilities

Deloitte Consulting
Consultant
July 2009 - June 2013 (4 years)

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Education

New York University - Leonard N. Stern School of Business

General Management, Entrepreneurship/Entrepreneurial
Studies · (2013 - 2015)

Denison University

BA, Anthropology, Gender Studies, Studio Art · (2005 - 2009)